Exhibit 21

Significant Subsidiaries of Taboola.com Ltd.

Legal Name of Subsidiary	Direct Parent Company	Jurisdiction of Organization

Taboola, Inc.	Taboola.com Ltd.	Delaware, USA
Taboola Europe Limited	Taboola.com Ltd.	United Kingdom